JCI (London) Limited



(Registered in England)
Registration No 1410834


02002866

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

15 January 2002

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

Dear Sir

SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Trading Update - Dated 15 January 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
747 Third Avenue
New York
NY 10017-2803 USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

SOUTH AFRICAN BREWERIES PLC TRADING UPDATE

London and Johannesburg, 15th January 2002, South African Breweries plc, the leading brewer in developing markets, today issued the following trading update.

The company wishes to update the market on South African trading conditions following the peak December trading period. Beer South Africa's volumes remain slightly ahead of last year's on a year to date basis, and we believe that ABI's volume growth for the full year will be similar to that achieved at the half.

At the time of the Interim Announcement in November 2001, segmental information for the SABI Europe and Africa & Asia operations was provided. For completeness the following segmental sales volume figures are now given for the preceding year:

	1st H 2001* (hl 000's)	2nd H 2001* (hl 000's)	*1st H 2002 (hl 000's)*
SABI Europe			
Lager	12 038	9 082	*12 847*
Other beverages	75	71	*94*
SABI Africa & Asia			
Lager	9 423	7 693	*12 347*
Other beverages	6 202	6 044	*6 611*

***Financial year ended 31st March 2001**

-ENDS

Notes to editors:

South African Breweries is the world's leading brewer in developing markets, with major brewing and distribution operations in Central and Eastern Europe, Africa, Asia and Central America. It is the world's fifth largest brewer by overall volume with 108 breweries in 24 countries and over 31,000 employees. In the year to 31st March 2001, SAB generated US$646 million pre-tax profit from turnover of US$4.184 billion. The company is listed on both the London and the Johannesburg stock exchanges.

For further information:

Nick Chaloner
Director of Communications, SAB plc +44 (0) 20 7659 0119
Mob: +44 (0) 7880 502 755

Anna Miller Salzman
Head of Investor Relations, SAB plc +44 (0) 20 7659 0106
Mob: +44 (0) 7973 837 070

Ciaran Baker
Head of Corporate Communications, SAB plc +44 (0) 20 7659 0120
Mob: +44 (0) 7979 954 493